SEC File No. 70-8369



                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C. 20549








                            CERTIFICATE PURSUANT TO

                                    RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS







                            GPU INTERNATIONAL, INC.
                                   GPU, INC.


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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

------------------------------------------:
                                          :
            In the Matter of              :
                                          :
GPU INTERNATIONAL, INC.,                  :
GPU, INC.,                                :  Certificate Pursuant
                                          :  to Rule 24 of Partial
         SEC File No. 70-8369             :  Completion of
(Public Utility Holding Company Act       :  Transactions
  of 1935)                                :
------------------------------------------:


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:


                  The undersigned,  GPU International,  Inc. (GPU International)

and GPU, Inc. (GPU), do hereby certify, pursuant to Rule 24 of the General Rules and  Regulations  under the Public  Utility  Holding  Company Act of 1935,  that certain of the transactions  proposed in the Application,  as amended,  filed in

SEC File No.  70-8369,  have been carried out in  accordance  with the terms and conditions of, and for the purposes  requested in, said Application and pursuant to the  Commission's  Order dated May 17, 1994,  and  Supplemental  Orders dated

December 1, 1994 and September  15, 1995,  with respect to said  Application  as follows:

                  During the period  October 1, 1997 through  December 31, 1997,

the following letter of credit and borrowing were  outstanding  under the Credit

Agreement,  dated as of December  12,  1994 and amended on October 5, 1995,  and

further   modified  and   supplemented  as  of  December  1,  1997,   among  GPU

International, the banks named therein, and Citibank, N.A., as Agent.

         A. Letter of Credit On  February  26,  1996,  a letter of credit in the face  amount of  $30,000  was  issued to  support a bid for a 500 MW  coal-fired generating  plant in Punjab  State,  India.  The letter of credit  carries a fee equal to 0.5 of 1  percent  per  annum of the face  amount,  plus a .10  percent fronting fee. The letter of credit is scheduled to expire on March 1, 1998.


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                  The $1,788,850 letter of credit,  which was issued by Citibank pursuant to the Citibank Credit  Agreement in favor of Wisconsin  Public Service

Company to support  Polsky Energy Corp's (PEC)  commitment to construct a 236 MW cogeneration  facility,  has been canceled in connection with the September 1997 redemption  by PEC of all PEC shares owned by GPU  International.  The letter of credit  carried a fee of 0.5 of 1 percent per annum of the face  amount,  plus a

 .10 percent fronting fee.

    B.  Borrowings  On  December  12,  1997,  an  aggregate  of $8.2  million in borrrowings  extnded to GPU  International,  on various  dates from November 20,

1997 through  December 5, 1997,  matured.  The borrowings  bore interest at 6.16 percent per annum,  which was based on the LIBOR plus 50 basis points.  Proceeds from the borrowings were used to (1) make a $4.2 million capital contribution in a fuel cell technology  company,  (2) loan $3.0 million to an affiliated company for payment of interest expense on long-term debt, and (3) fund $1.0 million for working  capital needs. On the maturity date, GPU  International  refinanced the

$8.2 million in borrowings at 8.5 percent  interest per annum based on the Prime

Rate and such borrowings matured by December 26, 1997.

                  On  December  11,  1997,  a  borrowing  in the  amount of $1.5 million  was  extended  to GPU  International  for working  capital  needs.  The borrowing bears interest at 6.16 percent per annum,  which is based on the LIBOR plus 50 basis points, and is scheduled to mature on January 9, 1998.





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                                    SIGNATURE
                                    ---------

         PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT

OF 1935, THE UNDERSIGNED COMPANIES HAVE CAUSED THIS STATEMENT TO BE SIGNED ON

THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                               GPU INTERNATIONAL, INC.


                                            By:
                                               B. L. Levy
                                               President



                                               GPU, INC.

                                            By:
                                               T. G. Howson
                                               Vice President and Treasurer



Dated: January 14, 1998